PRESS RELEASE
     REPAP NEW BRUNSWICK REPORTS 1998 THIRD QUARTER  RESULTS

New Brunswick, Canada - Repap New Brunswick Inc. today reported results for the third quarter ended September 30, 1998. The
Company reported a loss of $8.5 million compared to a loss of $13.3 million in the third quarter of 1997.

Revenues totaled $172.7 million in the third quarter of 1998, up by $18.3 million or 12% from the third quarter of 1997 and up $3.9 million or 2% from the second quarter of 1998. The increase over the third quarter of 1997 reflects higher pricing and shipments of coated paper and kraft pulp products, and the benefits of a lower Canadian dollar. The increase in revenues over the second quarter of 1998 reflects mainly increased shipments of coated paper and the benefits of a lower Canadian dollar, offset by lower pricing in all product lines.

Repap New Brunswick's operating profit before depreciation and amortization and before non-cash foreign exchange adjustments ("EBITDA") totaled $45.0 million in the third quarter of 1998 compared to $29.9 million in the third quarter of 1997 and $45.2 million in the second quarter of 1998. The improvement over 1997 reflects mainly increased revenues and continuing productivity improvements and lower costs.

Revenues for the nine months ended September 30, 1998 totaled $504.8 million compared to $444.6 million for the nine months ended September 30, 1997, an increase of $60.2 million or 14%. EBITDA was $135.6 million for the first nine months of 1998 compared to $62.1 million for the same period in 1997, reflecting higher prices and shipments of paper and lower costs of manufacturing. Repap New Brunswick reported a loss of $54.4 million for the first nine months of 1998, after unusual charges of $46.4 million compared to a loss of $84.1 million for the same period in 1997, after unusual charges of $23.0 million.
Excluding unusual charges, the Company reported a loss of $8.0 million for the first nine months of 1998 compared to a loss of $61.1 million for the corresponding period in 1997.

Cash flow from operations before net changes in working capital for the third quarter of 1998 was $12.3 million compared to $4.1 million in the third quarter of 1997. For the nine months ended September 30, 1998, cash flow from operations was $47.1 million compared to a cash utilization of $16.1 million in the same period of 1997.

Repap New Brunswick is an integrated lightweight coated groundwood paper facility with an annual capacity of 492,000 tons of coated paper, 235,000 metric tons of northern bleached softwood kraft pulp, 123,000 metric tons of groundwood pulp and 58 million foot board measure of lumber. It is located in Miramichi, New Brunswick, Canada.

                              -30-
For more information contact:

Stephen C. Larson                      Michelle A. Cormier
President & CEO                        Vice-President, Finance
(203) 964-6163                         (203) 964-6168


REPAP NEW BRUNSWICK INC.
CONSOLIDATED STATEMENT OF OPERATIONS

UNAUDITED - THOUSANDS OF CANADIAN DOLLARS

                                                                         Yr. Over   Qtr. Over
                                               Quarter Ended                Yr.       Qtr.               Year-To-Date
                                       Sept 30/97  Jun 30/98  Sept 30/98   % Chg.     % Chg.       Sept 30/97    Sept 30/98   % Chg.
Revenues                               $  154,387  $ 168,841   $ 172,665     12%        2%         $  444,565    $  504,814     14%
Hedged foreign exchange                    (1,159)    (1,728)     (1,159)                              (4,038)       (4,047)
   adjustment (1)
Net revenues                           $  153,228  $ 167,113   $ 171,506     12%        3%         $  440,527    $  500,767     14%

Net sales                                 134,544    149,338     152,146                              385,694       445,732

Cost of sales excluding                   100,687     99,411     101,234      1%        2%            312,222       295,666     -5%
     depreciation & amortization

Selling, administrative &                   5,123      6,474       7,076                               15,439        18,519
     research expenses

Depreciation & amortization                16,165     14,849      19,265                               40,522        50,110

Operating profit                           12,569     28,604      24,571     95%      -14%             17,511        81,437    365%

Interest expense                           25,609     26,522      27,701                               76,833        80,541

Miscellaneous expense                         101      1,375       4,681                                  513         7,232

Unusual items                                   0     46,272         110                               22,999        46,382

Loss before the undernoted                (13,141)   (45,565)     (7,921)                             (82,884)      (52,718)

Provision for income taxes                    188        555         555                                1,205         1,688

Loss                                   $  (13,329) $ (46,120)  $  (8,476)                          $  (84,089)   $  (54,406)

EBITDA (2)                             $   29,893  $  45,181   $  44,995     51%        0%         $   62,071    $  135,594    118%

REVENUES BY SEGMENT
Coated  Paper                          $  131,850  $ 147,976   $ 156,251                           $  365,415    $  452,480
Pulp                                       16,580     14,732      11,015                               58,456        35,644
Lumber                                      5,957      6,133       5,399                               20,694        16,690
Hedged foreign exchange                    (1,159)    (1,728)     (1,160)                              (4,038)       (4,047)
     adjustment (1)
                    Total Revenue      $  153,228  $ 167,113   $ 171,505                           $  440,527    $  500,767


MARKET SHIPMENTS (in thousands)
Coated Paper (tons)                           113        113         117                                  332           342
Kraft Pulp (tonnes)                            21         20          16                                   79            49
Lumber (Mfbm)                                  13         15          13                                   44            41

(1) Represents non-cash impact of hedged currency exchange losses

(2) EBITDA = operating profit plus depreciation and amortization plus non-cash hedged foreign exchange loss

REPAP NEW BRUNSWICK INC.
CONSOLIDATED BALANCE SHEET

UNAUDITED - THOUSANDS OF CANADIAN DOLLARS

                                   December 31,            September 30,
                                       1997                    1998
Assets:
Current assets                     $  150,672              $  149,304

Other assets                          169,629                 175,967
Net fixed assets                    1,007,153                 982,572

                                   $1,327,454              $1,307,843

Liabilities:
Current liabilities                $  176,929              $  173,280
Revolving credit facility              97,459                       0
                                      274,388                 173,280

Revolving credit facility                   0                  57,018
Long-term debt                        901,342               1,023,486
Repayable grants and other
   long-term liabilities               25,550                  21,673
                                      926,892               1,102,177


Investment tax credits                147,944                 109,342
Grants - non-repayable                 23,817                  23,037

Shareholders' Deficiency
   Preferred shares                   154,173                 154,173
   Common shares                      159,075                 159,075
   Deficit                           (372,123)               (426,529)
   Contributed capital                 13,288                  13,288

   Total shareholder's deficiency     (45,587)                (99,993)

                                   $1,327,454              $1,307,843





REPAP NEW BRUNSWICK INC.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

UNAUDITED - THOUSANDS OF CANADIAN DOLLARS

                                                                                       Nine Months Ended
                                                        3rd Quarter                      September 30,
                                                    1997          1998               1997          1998
Operating activities:
    Loss                                        $ (13,329)    $  (8,476)         $ (84,089)    $ (54,406)
    Add items not affecting cash -
        Depreciation and amortization              16,165        19,265             40,522        50,110
        Unusual item and other                      1,304         1,536             27,466        51,408

Cash flow before net changes in non-cash
    working capital                                 4,140        12,325            (16,101)       47,112
    Non-cash working capital changes               (6,034)       32,211             33,033        26,220

Cash provided by (used in) operations              (1,894)       44,536             16,932        73,332

Investing activities:
    Additions to fixed assets                      (4,591)       (4,156)            (7,259)      (12,364)
    Deferred charges and other assets                 182        (4,668)              (185)      (21,756)
Cash used in investing activities                  (4,409)       (8,824)            (7,444)      (34,120)

Financing activities:
    Additions to debt                                   0            82                217       466,578
    Repayment of debt                                (481)       (1,564)            (1,541)     (443,002)
    Revolving credit facility, net change          (4,576)      (34,139)           (22,063)      (45,570)
    Paid in capital                                10,020             0             10,020             0
    Other                                             403           296                804       (16,872)
Cash provided by (used in) financing activities     5,366       (35,325)           (12,563)      (38,866)

Net increase (decrease) in cash                      (937)          387             (3,075)          346
Cash position at beginning of period                1,305           352              3,443           393
Cash position at end of period                    $   368      $    739            $   368       $   739


Represented by:
    Cash and short-term deposits                  $   368      $    739            $   368       $   739